PROSPECTUS SUPPLEMENT TO                              Pursuant to Rule 424(b)(2)
PROSPECTUS DATED JULY 25, 2003             Registration Statement No. 333-107374

                                7,000,000 Shares

                              STAKE TECHNOLOGY LTD.

                                  Common Shares

      We are offering 7,000,000 of our common shares in the United States and certain provinces of Canada. Our common shares are traded on the Nasdaq Smallcap Market under the symbol "STKL" and are listed and posted for trading on the Toronto Stock Exchange under the symbol "SOY." On August 11, 2003, the last reported sales price of our common shares was $8.00 per share on the Nasdaq Smallcap Market and CDN $11.05 per share on the Toronto Stock Exchange. Except as otherwise indicated, all dollar amounts in this prospectus supplement are expressed in United States dollars. References to "CDN $" are to Canadian dollars.

      Investing in our common shares involves risks. Before investing in our common shares, you should read this prospectus supplement and the accompanying prospectus carefully, including the discussion of risks in "Risk Factors" beginning on page 6 of the accompanying prospectus.

                                   ----------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                                                Net Proceeds to
                          Price to           Underwriters'      Stake Technology
                         the Public           Commission            Ltd.(l)
                         -----------         ------------       ----------------
Per Common Share ...     $      7.00          $     0.28          $      6.72
Total (2) ..........     $49,000,000          $1,960,000          $47,040,000

                                   ----------

(1) Before deduction of expenses of the offering estimated at $650,000, which are payable from the proceeds of the offering.

(2) In addition, we have granted the underwriters an option to purchase up to an additional 500,000 common shares from us, at the same offering price under this prospectus supplement, within 30 days after the closing of this offering to cover over-allotments, if any. If the underwriters exercise this over-allotment option in full, the total offering price to the public, the underwriters' commission and the net proceeds to us for these common shares will be $52,500,000, $2,100,000 and $50,400,000, respectively. This prospectus supplement qualifies the common shares issuable upon the exercise of the over-allotment option. See "Plan of Distribution" on page 9 of this prospectus supplement.

      The common shares will be ready for delivery on or about August 27, 2003.

                                   ----------

Desjardins Securities International Inc.                    Harris Nesbitt Corp.

                            TD Securities (USA) Inc.

Loewen, Ondaatje and McCutcheon USA Limited           Miller, Johnson, Steichen,
                                                                   Kinnard, Inc.

                                   ----------

            The date of this prospectus supplement is August 12, 2003

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                                TABLE OF CONTENTS

                                                                            Page

About This Prospectus Supplement .......................................     S-2
Where You Can Find More Information ....................................     S-3
Documents Incorporated by Reference ....................................     S-3
Summary ................................................................     S-4
The Offering ...........................................................     S-5
Recent Developments ....................................................     S-5
Exchange Rate Information ..............................................     S-7
Use of Proceeds ........................................................     S-7
Consolidated Capitalization ............................................     S-8
Plan of Distribution ...................................................     S-9
Dividend Policy ........................................................    S-11
U.S. Federal Income Tax Consequences ...................................    S-11
Canadian Federal Income Tax Consequences for Non-Residents .............    S-14
Legal Matters ..........................................................    S-15
Auditors, Transfer Agent and Registrar .................................    S-16

                                   ----------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $100,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common shares. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and other information you should know before investing in our common shares. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" below before investing in our common shares.

      This offering is being made concurrently in the United States and certain provinces of Canada. An offer of our common shares under this prospectus supplement will not be made in any jurisdiction where the offer is not permitted.

      We refer you to the section of the accompanying prospectus captioned "Forward-Looking Statements" for information regarding certain statements made or incorporated by reference in this prospectus supplement or the accompanying prospectus.

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                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, which we refer to as the Exchange Act, and therefore we file reports, proxy statements and other information with the SEC and since our listing on the Toronto Stock Exchange on November 6, 2001 these types of documents are also filed with the Ontario Securities Commission and the Toronto Stock Exchange. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page at www.sec.gov that contains certain reports and other information filed by us. You may also read and copy any of the reports and any other information that we file with the Ontario Securities Commission and the Toronto Stock Exchange at the Canadian System for Electronic Document Analysis and Retrieval's home page at www.sedar.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference the documents listed below:

      (1) Amendment No. 4 to our Annual Report on Form 10-K for the year ended December 31, 2002, filed July 14, 2003, SEC file no. 0-9989.

      (2) Amendment No. 2 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed July 14, 2003, SEC file no. 0-9989.

      (3) Our Information Circular and Proxy Statement filed May 21, 2003 relating to our 2003 Annual and Special Meeting of Shareholders held on June 18, 2003.

      (4) Our Current Reports on Form 8-K filed August 12, 2003, SEC file no. 0-9989, August 11, 2003, SEC file no. 0-9989, and February 5, 2003,
            SEC file no. 0-9989.

      (5) Amendment No. 1 to our Current Report on Form 8-K filed February 14, 2003, SEC file no. 0-9989.

      We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the time all of our common shares offered by this prospectus supplement are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                              Stake Technology Ltd.
                 2838 Highway 7, Norval, Ontario, Canada L0P 1K0
             Attention: Steven R. Bromley, Executive Vice President
                          and Chief Financial Officer
                     Tel: (905) 455-1990 Fax (905) 455-2529
                          Email: sbromley@staketech.com

      You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

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                                     SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the other information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein. Unless otherwise indicated, all numbers of common shares appearing in this prospectus supplement are presented assuming no exercise of any option we have granted to underwriters to purchase additional common shares which we refer to as an over-allotment option.

      Stake Technology Ltd. was incorporated under the Canada Business Corporations Act on November 13, 1973. Our principal executive offices are located at 2838 Highway 7, Norval, Ontario, Canada, L0P 1K0, telephone: (905) 455-1990, fax: (905) 455-2529. Unless otherwise indicated or unless the context otherwise requires, all reference in this prospectus supplement to "we" or "us" include Stake Technology Ltd. and its subsidiaries.

      Our web page describing our business, products, technology and news releases, can be visited at www.staketech.com. Our web site and other websites referenced in this prospectus supplement and documents incorporated by reference herein do not form part of this prospectus supplement.

      We operate in three principal businesses: (1) sourcing, processing, packaging and distribution of natural and organic food products, (referred to as the Food Group) (2) processing, distribution and recycling of environmentally responsible industrial mineral products, (referred to as the Environmental Industrial Group) and (3) engineering and marketing of a proprietary clean pulping system using patented steam explosion technology (referred to as the Steam Explosion Technology Group).

      The Food Group, which represented approximately 80% of our fiscal 2002 consolidated revenues, consists of the SunRich Food Group, recently acquired Opta Food Ingredients, Inc. and the newly formed Canadian Organic Food Group. These groups form the backbone of our vertically integrated food operations, focused on the natural and organic foods markets. SunRich Food Group produces organic and non-genetically modified (non-GMO) food ingredients with a specialization in soy and other natural and organic food products. SunRich Food Group is headquartered at 3824 - 93rd Street S.W., Hope, Minnesota, 56046-0128, telephone: (507) 451-3316, fax: (507) 451-2910. Opta Food Ingredients, Inc. is the world's largest supplier of oat fibre to the food industry based on management's estimate of these markets. Its mission is to resolve its customers' product formulation challenges through innovating, manufacturing and selling proprietary ingredients to improve the nutritional content, healthfulness, texture and taste of foods. Opta Food Ingredients, Inc. is headquartered at 25 Wiggins Avenue, Bedford, Massachusetts, 01730, telephone: (781) 276-5100, fax
(781) 276-5101. The Canadian Organic Food Group consists of the 2002 acquisitions of Wild West Organic Harvest Co-operative Association of Richmond, British Columbia, Simply Organic Co. Ltd. of Toronto, Ontario and Organic Kitchen of Toronto, Ontario, Sunrich Valley, a new division launched in 2002, and the 2003 acquisition of Kettle Valley Dried Fruits Ltd. and its related companies. Wild West Organic Harvest Co-operative Association specializes in the distribution of natural and organic foods throughout Western Canada. Simply Organic Co. Ltd. is a growing natural and organic foods distribution business serving the Central Canada market. Organic Kitchen provides organic feeds and partners with processors to market organic poultry and other organic meat products. Sunrich Valley markets a full line of organic dairy products under the trademark Mu. Kettle Valley Dried Fruits Ltd. operates from facilities in Summerland, British Columbia where it produces natural and organic fruit bars and fruit leathers with an apple base and markets these products under the Kettle Valley Real Fruit Snacks and Frunola brands.

      The Environmental Industrial Group, which represented approximately 20% of our fiscal 2002 consolidated revenues, consists of BEI/PECAL, one of our divisions, Temisca Inc., Virginia Materials Inc. and International Materials & Supplies, Inc. The Environmental Industrial Group processes, sells and distributes abrasives and other industrial minerals to the foundry, steel and marine/bridge cleaning industries; sources specialty sands and garnets for the water filtration industry; and recycles inorganic materials under special permits from government authorities at both its Waterdown, Ontario and Norfolk, Virginia sites. The Environmental Industrial Group is located at 407 Parkside Drive, Waterdown, Ontario, L0R 2H0, telephone: (905) 689-6661, fax: (905) 689-0485.

      The Steam Explosion Technology Group is located on our corporate property in Norval, Ontario. This division holds a number of patents on its steam explosion process and is marketing a clean pulping system with a special focus on China, the world's largest user of non-woody pulp. The Steam Explosion Technology uses high

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temperature and pressure rather than chemicals to process non-woody fibres into pulp which can be used to produce various paper products. The Steam Explosion Group is also pursuing opportunities to leverage this technology to North American companies for food grade applications, primarily to convert complex sugars into food grade sweeteners. The Steam Explosion Technology Group is located at 2838 Hwy 7, Norval, Ontario, L0P 1K0, telephone: (905) 455-1990, fax:
(905) 455-2529.

                                  THE OFFERING

      Common shares offered by us: 7,000,000

      Common shares to be outstanding after this offering: 50,289,778

      The number of common shares outstanding after this offering does not include the 500,000 common shares issuable upon the exercise of the over-allotment option as described under "Plan of Distribution" of this prospectus supplement . This number also does not include up to 7,971,751 common shares, as at August 11, 2003, reserved for issuance upon:

      (1) conversion of the principal of $5,000,000 on our convertible debenture, convertible into 1,666,667 common shares, due November 30, 2004, held by Claridge Israel LLC;

      (2)   exercise of 2,151,340 employee stock options;

      (3)   exercise of 3,891,244 share purchase warrants; and

      (4)   exercise of 262,500 compensation options.

      The underwriters, as principals, conditionally offer the common shares subject to prior sale if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" of this prospectus supplement and subject to the approval of certain legal matters on our behalf by Dunnington, Bartholow & Miller LLP, New York, New York, and Basman Smith LLP, Toronto, Ontario, and on behalf of the underwriters by White & Case LLP, New York, New York, and Wildeboer Rand Thomson Apps & Dellelce, LLP, Toronto, Ontario.

      Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is intended that the closing of this offering will occur on or about August 27, 2003 or such other date as may be agreed upon by us and the underwriters but not later than seven full business days thereafter and that certificates evidencing our common shares will be available for delivery at closing.

      We intend to use the net proceeds of this offering to reduce our outstanding indebtedness and for general corporate purposes. See "Use of Proceeds" in this prospectus supplement for more information regarding our use of proceeds from this offering.

                               RECENT DEVELOPMENTS

Financial Results for the Second Quarter and Six Months Ended June 30, 2003

      On August 7, 2003, we announced results for the second quarter and six months ended June 30, 2003.

      Our revenues in the second quarter of 2003 increased by 68% to $52,641,000 as compared to $31,378,000 in the second quarter of 2002. These results were led by an 87% increase in revenues within our vertically integrated natural and organic food operations, driven by a combination of internal growth and the acquisitions completed in late 2002. For the six months ended June 30, 2003, our sales increased 72% to $94,052,000 compared to $54,685,000 in the corresponding period in 2002.

      Our net earnings for the second quarter of 2003 were $2,396,000 or $0.06 per common share compared to $1,704,000 or $0.04 per common share in the second quarter of 2002. For the six months ended June 30, 2003, our net earnings were $3,460,000 or $0.08 per common share, an increase of 100% versus 2002 results of $1,727,000 or $0.04 per common share. The increase over the prior year in both the quarter and year-to-date were due to a number of factors including increased sales of bulk grains and specialty beans, increased sales of

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aseptic packaged soymilk products, cost reductions throughout the organization and the impact of the acquisitions in late 2002 of Opta Food Ingredients, Wild West Organic Harvest and Simply Organic.

      We had working capital of $15,885,000 and total assets of $118,109,000 at June 30, 2003. The debt to equity ratio at June 30, 2003 was 0.47:1 compared to 0.51:1 at the end of the first quarter and 0.74:1 as at December 31, 2002.

      Set forth below is our selected preliminary unaudited financial information for the second quarter and six months ended June 30, 2003.

                          Three months ended     Three months ended
                               June 30, 2003          June 30, 2002    % Change
                          ------------------     ------------------    --------
Revenues                        $ 52,641,000            $31,378,000         68%
Gross Profit                    $  9,105,000            $ 5,436,000         67%
Operating Earnings (1)          $  3,231,000            $ 2,213,000         46%
Earnings Before Taxes           $  3,165,000            $ 2,470,000         28%
Net Earnings                    $  2,396,000            $ 1,704,000         41%
Basic E.P.S                     $       0.06            $      0.04         50%
Diluted E.P.S                   $       0.05            $      0.04         25%

                            Six months ended       Six months ended
                               June 30, 2003          June 30, 2002    % Change
                            ----------------       ----------------    --------
Revenues                        $ 94,052,000            $54,685,000         72%
Gross Profit                    $ 16,223,000            $ 8,714,000         86%
Operating Earnings (1)          $  4,864,000            $ 2,540,000         92%
Earnings Before Taxes           $  4,685,000            $ 2,477,000         89%
Net Earnings                    $  3,460,000            $ 1,727,000        100%
Basic E.P.S                     $       0.08            $      0.04        100%
Diluted E.P.S                   $       0.08            $      0.04        100%
Weighted No. of Shares            42,448,394             41,156,000          3%

                               June 30, 2003          June 30, 2002     % Change
                               -------------          -------------     --------
Working Capital (2)             $ 15,885,000            $17,683,000        (10)%
Total Assets                    $118,109,000            $82,627,000         43%
Long-Term Debt                  $ 27,280,000            $15,754,000         73%
Shareholders' Equity            $ 57,799,000            $46,206,000         25%
Book Value per Share (3)        $       1.34            $      1.12         20%

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(1) Earnings before interest income (expense), foreign exchange gains and income taxes.

(2)   Current assets less current liabilities.

(3) Shareholders' equity divided by total number of common shares outstanding as of the end of the applicable period.

Waiver of Pre-Emptive Rights and Subscription Agreement

      On September 28, 2001, we entered into a subscription agreement with Claridge Israel LLC, our largest shareholder and holder of our convertible debenture due November 30, 2004. Under the terms contained in the subscription agreement, as long as Claridge Israel LLC owns, directly or indirectly, not less than 5% of our issued and outstanding common shares, Claridge Israel LLC has the pre-emptive right to participate on a pro rata basis in any proposed offering of our common shares or securities convertible into our common shares to any third party for the purposes of obtaining financing for us. In addition, in the event that we proceed with a rights offering to any or all of our shareholders and/or securityholders and all or part of such rights offering is not taken up by our shareholders and/or securityholders, Claridge Israel LLC has the right to purchase such common shares or other securities which have not been taken up under such rights offering on the same terms and conditions and at the same price as the rights offering.

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      Claridge Israel LLC does not have any pre-emptive rights in respect of the common shares or securities convertible into common shares to be issued:

      (i) as consideration for the acquisition of shares or assets of another company or in connection with our amalgamation or merger with another entity;

      (ii)  as a share dividend;

      (iii) pursuant to any of our stock option plans; or

      (iv) pursuant to the exercise of conversion privileges, options or rights we previously granted.

      On July 24, 2003, Claridge Israel LLC by a written agreement irrevocably waived its pre-emptive right in connection with this offering of our common shares. We have entered into an agreement with a trust of which Robert Fetherstonhaugh and Michael Vineberg are the trustees and Stephen Bronfman is the beneficiary, whereby we will sell $2,000,000 in our common shares from treasury at a price per share equal to the selling price per share of this offering, conditional upon this offering closing on or before August 31, 2003. Mr. Fetherstonhaugh and Mr. Bronfman are two of our directors.

                            EXCHANGE RATE INFORMATION

      The following table sets forth, with respect to the closing exchange rates of the Canadian dollar into U.S. dollar during the six month period ended June 30, 2003 and the twelve month period ended December 31, 2002, (1) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the applicable period; (2) the average of exchange rates in effect on the last day of each month during the applicable period; and (3) the high and low exchange rates during the applicable period.

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RATES OF EXCHANGE                           June 30, 2003   December 31, 2002
(expressed in U.S. $ for each CDN $1.00)
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Last Day (1)                                   $0.7378           $0.6331

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Average (2)                                    $0.6953           $0.6373

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High (3)                                       $0.7495           $0.6618

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Low (3)                                        $0.6350           $0.6199

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      On August 11, 2003, the closing rate payable in U.S. dollars for each CDN $1.00 as reported by the Bank of Canada was U.S. $0.7244.

                                 USE OF PROCEEDS

      The net proceeds to us from the issue and sale of the common shares in this offering after deducting both the underwriters' commission and the estimated expenses of the offering, are estimated to be approximately $47,040,000, or $50,400,000 if the over-allotment option described under "Plan of Distribution" of this prospectus supplement is exercised in full. We intend to use the net proceeds resulting from the issuance of the common shares to reduce our outstanding indebtedness pursuant to the credit facilities we maintain with a lending syndicate consisting of various Canadian chartered banks or financial institutions and to repay the principal of and accrued interest on our convertible debenture due November 30, 2004 held by Claridge Israel LLC, subject to the consent of our lending syndicate. We will use any net proceeds not applied to reduce outstanding indebtedness under our credit facilities or the convertible debenture for general corporate purposes, including future acquisitions, internal expansion projects and working capital requirements. Although we evaluate potential acquisition and investment opportunities on an ongoing basis, we have no present agreements with respect to any of these transactions. We will

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retain broad discretion in allocating the net proceeds of this offering. Our actual use of the net proceeds may vary depending on our operating and capital needs from time to time.

                           CONSOLIDATED CAPITALIZATION

      The following table describes our consolidated capitalization as at December 31, 2002 and March 31, 2003 and as adjusted in order to reflect the issue of our common shares under this prospectus supplement. This table should be read in conjunction with our consolidated financial statements and the notes thereto and management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus supplement.

                                                                                                March 31, 2003
                                                                                                Pro Forma after
                                               December 31, 2002        March 31, 2003       giving effect to the
                                                     Actual                 Actual                Offering(1)
                                               -----------------        --------------       --------------------
                                                   (audited)              (unaudited)             (unaudited)
                                               (Expressed in thousands of U.S. dollars, except numbers of shares)
Cash, cash equivalents and short-term
investments                                              $ 9,050                 $ 1,782                $ 48,172
                                              ===================================================================

Long-term debt and obligations under
capital leases (including current portion)               $36,749                 $26,751                $ 26,751
                                              -------------------------------------------------------------------

                                              -------------------------------------------------------------------
Shareholders' equity
    Common shares (2)                                    $38,020                 $39,150                $ 85,540
    (authorized: unlimited)                   (41,984,188 shares)     (42,547,199 shares)     (49,547,199 shares)
    Special shares                                            --                      --                      --
    (authorized: unlimited)
    Contributed surplus                                  $ 2,914                 $ 2,914                $  2,914
    Retained earnings                                    $ 7,470                 $ 8,534                $  8,534
    Currency translation adjustment                      $ 1,123                 $ 1,901                $  1,901
                                              -------------------------------------------------------------------
Total shareholders' equity                               $49,527                 $52,499                $ 98,889
                                              -------------------------------------------------------------------

Total capitalization                                     $86,276                 $79,250                $125,640
                                              ===================================================================

(1) After giving effect to the issue of 7,000,000 common shares offered under this prospectus supplement and after deducting the underwriters' commission of $0.28 per common share sold pursuant to this offering and certain expenses of the offering estimated at $650,000.

(2) As at March 31, 2003, an aggregate of 8,403,821 common shares were reserved for issuance upon exercise of (i) 2,373,410 employee stock options, (ii) 4,101,244 share purchase warrants, and (iii) 262,500 compensation options, and upon conversion of the convertible debenture held by Claridge Israel LLC into 1,666,667 common shares. See Notes 6 and 8 to our comparative unaudited financial statements for the period ended March 31, 2003 contained in Amendment No. 2 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 incorporated herein by reference.

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                              PLAN OF DISTRIBUTION

      Under the terms and conditions contained in an underwriting agreement dated August 12, 2003, we have agreed to sell to the underwriters named below, for whom Desjardins Securities Inc. and BMO Nesbitt Burns Inc. are acting as representatives, the following respective numbers of our common shares:

                                                                 Number of
      Underwriter                                              Common Shares
      -----------                                              -------------
      Desjardins Securities Inc. .........................       2,181,550

      BMO Nesbitt Burns Inc. .............................       2,181,550

      TD Securities Inc. .................................       1,817,900

      Miller, Johnson, Steichen, Kinnard, Inc. ...........         273,000

      Loewen, Ondaatje and McCutcheon Limited ............         273,000

      Octagon Capital Corporation ........................         273,000
                                                                 ---------

                 Total ...................................       7,000,000
                                                                 =========

      The underwriters have severally agreed to purchase, subject to the conditions set out in the underwriting agreement, on August 27, 2003, or any other date agreed upon, but no later than seven full business days thereafter, the common shares offered under this prospectus supplement at the price of $7.00 per common share payable in cash to us against delivery of a global certificate representing these common shares. The offering price of the common shares was determined by negotiation between us and the underwriters. The underwriting agreement provides that we will pay the underwriters an underwriters' commission of $0.28 per common share sold in this offering.

      We have granted the underwriters an option to purchase up to 500,000 additional common shares at the price of $7.00 per common share payable in cash to us against delivery of these additional common shares. This over-allotment option is exercisable from time to time in whole or in part until 30 days following the closing of this offering for the purposes of covering over-allotments, if any, and for market stabilization purposes. If the over-allotment option is exercised, the underwriters will receive a fee of $0.28 per additional common share purchased pursuant to this option.

      The following table shows the per share and total offering price, underwriters' commission to be paid by us to the underwriters and proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                             Without Option             With Option
                                             --------------             -----------
                                         Per Share      Total      Per Share      Total
                                         ---------      -----      ---------      -----
Public offering price ................     $7.00     $49,000,000     $7.00     $52,500,000

Underwriters' commission .............     $0.28     $ 1,960,000     $0.28     $ 2,100,000

Proceeds to us, before expenses ......     $6.72     $47,040,000     $6.72     $50,400,000

      Concurrently with this offering in the United States and pursuant to the terms of the underwriting agreement, we have agreed to issue and sell our common shares in certain provinces of Canada, including British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. U.S. broker/dealer affiliates or Canadian securities dealer affiliates of the underwriters may sell our common shares in the United States and Canada, as the case may be, in each case in accordance to applicable law.

      The underwriting agreement provides that the underwriters may, at their discretion, terminate their obligations under the underwriting agreement on the basis of their assessment of the financial markets and upon the occurrence of certain stated events.

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      We have applied to list the common shares offered under this prospectus supplement on the Nasdaq Smallcap Market and the Toronto Stock Exchange. Listing of the common shares on the Nasdaq Smallcap Market and the Toronto Stock Exchange will be subject to our fulfilling all listing requirements of these stock exchanges.

      We have agreed to indemnify the underwriters and their directors, officers, employees and agents against certain liabilities.

      We have agreed with the underwriters not to issue or announce the issuance of any common shares or any securities convertible into, or exchangeable for or exercisable to acquire, our common shares, other than in certain circumstances, in each case for a period of 90 days commencing on the closing of this offering, without the prior written consent of the underwriters. In addition, certain of our principal shareholders, directors and officers have agreed to execute and deliver written undertakings in favor of the underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any of our securities owned, directly or indirectly, by these principal shareholders, directors or officers for a period of 90 days following the closing of this offering.

      In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

      o Over-allotment involves sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares that may be purchased from us pursuant to the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

      o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

      o Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, which we refer to as a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Smallcap Market, the Toronto Stock Exchange or in the over-the-counter market and, if commenced, may be discontinued at any time.

      Pursuant to policy statements of the Ontario Securities Commission, the underwriters may not, throughout the period of distribution under this offering of common shares, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the rules and requirements of the Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this

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offering, the underwriters may engage in transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. These transactions, if commenced, may be discontinued at any time during this offering.

      The underwriters and certain of their affiliates have engaged in transactions with and performed commercial banking, investment banking and financial advisory services for us and for our affiliates from time to time, for which they have received customary compensation, and may do so in the future. Specifically, Harris Nesbitt Corp. (formerly known as BMO Nesbitt Burns Corp.), one of the underwriters for this offering, is a wholly-owned subsidiary of Bank of Montreal, a Canadian chartered bank which is a lender to us. As of June 30, 2003, we were indebted to Bank of Montreal in the approximate aggregate amount of $11,801,245, which represented approximately 31.1% of our total interest-bearing indebtedness as of that date. Bank of Montreal may receive a portion of the proceeds from this offering as a repayment of outstanding indebtedness. We refer you to "Recent Developments - Financings during 2003 and 2002" in the accompanying prospectus and "Use of Proceeds" in this prospectus supplement. Because Harris Nesbitt Corp. is a member of the National Association of Securities Dealers, Inc. (NASD) and its parent, Bank of Montreal, may be considered to receive, directly or indirectly, more than 10% of the net offering proceeds, this offering is being conducted in accordance with the requirements of Rule 2710(c)(8) of the NASD Conduct Rules. Pursuant to such rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering as a bona fide independent market (as such term is defined in the NASD Conduct Rules) exists in our common shares as of the date of the registration statement to which the accompanying prospectus forms a part of and as of the effective date thereof.

                                 DIVIDEND POLICY

      We have not paid any cash dividends on our common shares since our inception and intend to retain future earnings to fund growth. Moreover, we are precluded under the terms of various agreements with our creditors from paying dividends until the related indebtedness has been satisfied. We will consider paying dividends on our common shares in the future when circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements, as well as relevant legal and business considerations.

                      U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following is a description of the material United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our common shares pursuant to the offering and that will hold such common shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

      o     financial institutions or insurance companies;

      o real estate investment trusts, regulated investment companies or grantor trusts;

      o     dealers or traders in securities or currencies;

      o     tax-exempt entities;

      o persons that received our shares as compensation for the performance of services;

      o persons that will hold our shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

      o persons that have a "functional currency" other than the United States dollar; or

      o holders that own or are deemed to own 10% or more, by voting power or value, of our shares.

      Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common shares.

      This description is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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      For purposes of this description, a "U.S. Holder" is a beneficial owner of our common shares that, for United States federal income tax purposes, is:

      o     a citizen or resident of the United States;

      o a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

      o an estate the income of which is subject to United States federal income taxation regardless of its source; or

      o a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if
            (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

      A "Non-U.S. Holder" is a beneficial owner of our common shares that is not a U.S. Holder.

      If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

Distributions

      Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our common shares distributed pro rata to all our shareholders with respect to your common shares, before reduction for any Canadian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations," individuals who are U.S. Holders will be taxed on such distributions at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your common shares and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

      If you are a U.S. Holder, and we pay a dividend in Canadian dollars, any such dividend will be included in your gross income in an amount equal to the United States dollar value of Canadian dollars on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

      If you are a U.S. Holder, dividends paid to you with respect to your common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

      Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your common shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

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Sale or Exchange of Common Shares

      Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your common shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your common shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such common shares exceeds one year. Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

      Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such common shares unless:

      o such gain is effectively connected with your conduct of a trade or business in the United States; or

      o you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

      A Non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

      o     at least 75 percent of its gross income is "passive income"; or

      o at least 50 percent of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

      Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

      We believe that we were not a PFIC for our fiscal year ended December 31, 2002. However, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. If we are or become a PFIC, a U.S. Holder generally will be subject to imputed interest charges and other disadvantageous tax treatment (including taxation at ordinary income rates) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your common shares. In addition, individuals who are U.S. Holders will not be entitled to the lower tax rate applicable to dividends received on our common shares, as discussed above under "Distributions."

      Generally, if a corporation is a PFIC, a U.S. Holder may make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our common shares. You should consult your own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC. We at present do not intend to comply with the accounting and record-keeping requirements necessary for U.S. Holders to make such elections.

      The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how these rules may affect their U.S. federal income tax situation.

Backup Withholding Tax and Information Reporting Requirements

      United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of

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dividends on, and to proceeds from the sale or redemption of, common shares made within the United States to a holder of common shares, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years 2003 through 2010.

      In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the United States federal, state, local and foreign tax consequences of your particular situation.

           CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR NON-RESIDENTS

      In the opinion of Basman Smith LLP, our Canadian counsel, and Wildeboer Rand Thomson Apps & Dellelce, LLP, Canadian counsel to the underwriters for this offering, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a U.S. Holder who acquires our common shares pursuant to this prospectus supplement. As used in this summary of Canadian federal income tax considerations, the term "U.S. Holder" means a holder of our common shares who at all relevant times:

      (A)   for the purposes of the Canadian Income Tax Act (or the ITA):

            (i)   is not, and is not deemed to be, resident in Canada;

            (ii)  deals at arm's length with us;

            (iii) holds our common shares as capital property; and

            (iv) does not use or hold and will not be deemed to use or hold our common shares in connection with carrying on a business in Canada or as an adventure or concern in the nature of trade;

            and in addition,

      (B) for the purpose of the Canada-United States Income Tax Convention, 1980 (referred to in this prospectus supplement as the Income Tax Convention):

            (v) is a resident of the United States and has never been a resident of Canada;

            (vi) does not have a permanent establishment or fixed base in Canada; and

            (vii) who otherwise qualifies for the full benefit of the Income Tax
                  Convention.

      Special rules, which are not addressed in this discussion, may apply to a U.S. Holder that is a trader or dealer, a limited liability company, a tax-exempt entity, an insurer, an authorized foreign bank that carries on an insurance business or a bank business in Canada and elsewhere, or a "financial institution" (which includes corporations controlled by one or more financial institutions) as defined in subsection 142.2(1) of the ITA for the purposes of the mark-to-market rules.

      This summary is based upon the current provisions of the ITA and the regulations thereunder, the Income Tax Convention, all specific proposals to amend the ITA and regulations announced by the Minister of Finance

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(Canada) prior to the date of this prospectus supplement and counsel's understanding of the current published administrative policies and assessing practices of Canada Customs and Revenue Agency. This discussion does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory, U.S. or foreign jurisdiction which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that any proposed amendments to the ITA and regulations will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

      For the purposes of the ITA, all amounts, including the cost of, dividends received on, and the proceeds from the disposition of, our common shares must be determined in Canadian dollars at applicable exchange rates.

      Dividends paid or credited or deemed to be paid or credited on our common shares beneficially owned by a U.S. Holder will be subject to Canadian non-resident withholding tax. Under the Income Tax Convention, the rate of withholding tax generally applicable to dividends paid to U.S. Holders is generally limited on the gross dividend to 15%, reduced to 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of our voting shares.

      A U.S. Holder will generally not be subject to tax in respect of any capital gain, or entitled to deduct any capital loss, realized on the disposition or deemed disposition of our common shares (including a disposition deemed to occur on the death of a U.S. Holder), unless at the time of such disposition such common shares constitute "taxable Canadian property" of the U.S. Holder for the purposes of the ITA and the U.S. Holder is not entitled to relief under the Income Tax Convention. If our common shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of a U.S. Holder at the time of disposition unless, at any time within the sixty month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length for the purposes of the ITA, or the U.S. Holder together with such persons, have owned, had an interest in, or an option in respect of, 25% or more of the issued shares of any class or series of our shares. In certain circumstances, our common shares may be deemed to be taxable Canadian property. If our common shares are taxable Canadian property to a U.S. Holder, under the Income Tax Convention any capital gain realized on a disposition or deemed disposition of such shares will nevertheless generally not be subject to Canadian federal income tax unless the value of our common shares at the time of the disposition or deemed disposition is derived principally from "real property situated in Canada" within the meaning set out in the Income Tax Convention. Our management has indicated that we believe that the value of our common shares is not derived principally from real property situated in Canada.

      This summary is not exhaustive of all possible Canadian income tax consequences and is of a general nature only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which the holder is subject to taxation and generally that holder's particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation.

                                  LEGAL MATTERS

      Basman Smith LLP, Toronto, Ontario, our Canadian counsel, have passed upon the validity of the issuance of the securities offered by this prospectus supplement. In addition, certain legal matters relating to the offering of our common shares will be passed upon for us under United States law by Dunnington, Bartholow & Miller LLP, New York, New York, our US counsel and under Canadian law by Basman Smith LLP and for the underwriters under United States law by White & Case LLP, New York, New York, and under Canadian law by Wildeboer Rand Thomson Apps & Dellelce, LLP, Toronto, Ontario. As of the date of this prospectus supplement, the partners and associates of Dunnington Bartholow & Miller LLP, Basman Smith LLP, White & Case LLP and Wildeboer Rand

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Thomson Apps & Dellelce, LLP, in the aggregate own beneficially, directly or indirectly, less than one percent of our outstanding common shares.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

      Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Mississauga, Ontario. The transfer agent and the registrar for the common shares is American Stock Transfer & Trust Co. in the United States, at its principal office in New York, New York, and Equity Transfer Services Inc. in Canada, at its principal office in Toronto, Ontario.

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                                   PROSPECTUS

                              STAKE TECHNOLOGY LTD.

                                  $100,000,000

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                 SPECIAL SHARES
                                  COMMON SHARES
                       WARRANTS TO PURCHASE COMMON SHARES

      Stake Technology Ltd. intends to offer at one or more times separately or in combination, senior debt securities, subordinated debt securities, special shares, common shares and warrants to purchase common shares with a total offering price not to exceed $100,000,000. We will provide the specific prices and other terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

      We may sell the securities (or any combination) to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

      Our common shares are traded on the Nasdaq Smallcap Market under the symbol "STKL" and are listed and posted for trading on the Toronto Stock Exchange under the symbol "SOY."

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      INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING OF PAGE 6.
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      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 25, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
Forward-Looking Statements ..............................................     2
About This Prospectus ...................................................     3
Presentation of Financial and Other Information .........................     3
The Company .............................................................     3
Recent Developments .....................................................     4
Risk Factors ............................................................     6
Use of Proceeds .........................................................    13
Ratios of Earnings to Fixed Charges .....................................    13
Description of Equity Securities ........................................    13
Description of Debt Securities ..........................................    14
Description of Warrants .................................................    17
Plan of Distribution ....................................................    17
Tax Consequences ........................................................    17
Legal Matters ...........................................................    18
Experts .................................................................    18
Indemnification of Directors and Officers ...............................    18
Enforceability of Civil Liabilities .....................................    18
Where You Can Find More Information .....................................    19
Documents Incorporated by Reference .....................................    19

                           FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference, contains certain statements that are "forward-looking" statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operations, projections of our future results of operations or of our financial condition.

      In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus, and we are under no obligation to update any of these forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements by these cautionary statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration, or continuous, process. Under this shelf process, we may, from time to time, sell any combination of the following securities described in this prospectus in one or more offerings with a total offering price not to exceed $100,000,000:

o     senior debt securities;

o     subordinated debt securities;

o     special shares;

o     common shares; and

o     warrants to purchase common shares.

      The common shares and the special shares are referred to as the equity securities; the senior debt securities and the subordinated debt securities are referred to as the debt securities; the equity securities, the debt securities and the warrants are referred to as the securities.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may include a discussion of risks or other special considerations applicable to the offered securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. Please carefully read both this prospectus and the applicable prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

      We are also filing with the securities regulatory authorities in certain provinces of Canada a preliminary short form prospectus, under which some of the securities registered under the registration statement of which this prospectus forms a part may be offered and sold, subject to the applicable securities law of such provinces of Canada. Certain information incorporated in the Canadian preliminary short form prospectus, including certain financial statements prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP), are also incorporated in this prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Our financial statements have been prepared in accordance with Canadian GAAP. For disclosure of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, see Note 18 to the Audited Consolidated Financial Statements for the year ended December 31, 2002 and Note 12 to the Interim Consolidated Financial Statements for the three months ended March 31, 2003. We publish our Audited Consolidated Financial Statements in U.S. dollars. All dollar amounts in this prospectus are expressed in U.S. dollars. References to "US $" or "$" are to U.S. Dollars and references to "CDN $" are to Canadian dollars.

                                   THE COMPANY

We were incorporated under the Canada Business Corporations Act on November 13, 1973. Our principal executive offices are located at 2838 Highway 7, Norval, Ontario, Canada, L0P 1K0, telephone: (905) 455-1990, fax: (905) 455-2529.

Unless otherwise indicated or unless the context otherwise requires, all reference in this prospectus to "we" or "us" include Stake Technology Ltd. and its subsidiaries.

Our web page describing our business, products, technology and news releases, can be visited at www.staketech.com. Our web site and other websites referenced in this prospectus and documents incorporated by reference herein do not form part of this prospectus.

Our Business

We operate in three principal businesses: (1) sourcing, processing, packaging and distribution of natural and organic food products, (referred to as the Food Group) (2) processing, distribution and recycling of environmentally responsible industrial mineral products, (referred to as the Environmental Industrial Group) and (3) engineering and marketing of a proprietary clean pulping system using patented steam explosion technology (referred to as the Steam Explosion Technology Group).

The Food Group, which represented approximately 80% of our fiscal 2002 consolidated revenues, consists of the SunRich Food Group ("SunRich"), recently acquired Opta Food Ingredients, Inc. ("Opta") and the newly formed Canadian Organic Food Group. These groups form the backbone of our vertically integrated food operations, focused on the natural and organic foods markets. SunRich produces organic and non-genetically modified (non-GMO) food ingredients with a specialization in soy and other natural and organic food products. SunRich is headquartered at 3824 - 93rd Street S.W., Hope, Minnesota, 56046-0128, telephone: (507) 451-3316, fax: (507) 451-2910. Opta is the world's largest supplier of oat fibre to the food industry based on management's estimate of these markets. Its mission is to resolve its customers' product formulation challenges through innovating, manufacturing and selling proprietary ingredients to improve the nutritional content, healthfulness, texture and taste of foods. Opta is headquartered at 25 Wiggins Avenue, Bedford, Massachusetts, 01730, telephone: (781) 276-5100, fax (781) 276-5101. The Canadian Organic Food Group consists of the 2002 acquisitions of Wild West Organic Harvest Co-operative Association ("Wild West") of Richmond, British Columbia, Simply Organic Co. Ltd. ("Simply Organic") of Toronto, Ontario and Organic Kitchen of Toronto, Ontario, Sunrich Valley, a new division launched in 2002, and the 2003 acquisition of Kettle Valley Dried Fruits Ltd. and its related companies ("Kettle Valley").

Wild West specializes in the distribution of natural and organic foods throughout Western Canada. Simply Organic is a growing natural and organic foods distribution business serving the Central Canada market. Organic Kitchen provides organic feeds and partners with processors to market organic poultry and other organic meat products. Sunrich Valley markets a full line of organic dairy products under the trademark Mu. Kettle Valley operates from facilities in Summerland, B.C. where it produces natural and organic fruit bars and fruit leathers with an apple base and markets these products under the Kettle Valley Real Fruit Snacks and Frunola brands.

The Environmental Industrial Group, which represented approximately 20% of our fiscal 2002 consolidated revenues, consists of BEI/PECAL, one of our divisions, Temisca Inc., Virginia Materials Inc. ("Virginia Materials") and International Materials & Supplies, Inc. ("International Materials"). The Environmental Industrial Group processes, sells and distributes abrasives and other industrial minerals to the foundry, steel and marine/bridge cleaning industries; sources specialty sands and garnets for the water filtration industry; and recycles inorganic materials under special permits from government authorities at both its Waterdown, Ontario and Norfolk, Virginia sites. The Environmental Industrial Group is located at 407 Parkside Drive, Waterdown, Ontario, L0R 2H0, telephone:
(905) 689-6661, fax: (905) 689-0485.

The Steam Explosion Technology Group is located on our corporate property in Norval, Ontario. This division holds a number of patents on its steam explosion process and is marketing a clean pulping system with a special focus on China, the world's largest user of non-woody pulp. The Steam Explosion Technology uses high temperature and pressure rather than chemicals to process non-woody fibres into pulp which can be used to produce various paper products. The Steam Explosion Group is also pursuing opportunities to leverage this technology to North American companies for food grade applications, primarily to convert complex sugars into food grade sweeteners. The Steam Explosion Technology Group is located at 2838 Hwy 7, Norval, Ontario, L0P 1K0, telephone: (905) 455-1990, fax: (905) 455-2529.

                               RECENT DEVELOPMENTS

Change of Corporate Name

At our annual and special meeting of shareholders held in Toronto, Canada on June 18, 2003, our shareholders approved a special resolution to change our name to SunOpta Inc. The proposed name change is intended to more accurately reflect our stated mission and focus on the development of vertically integrated natural and organic food businesses. We intend to file articles of amendment to change our name and implement the proposed name change throughout the organization on or before December 31, 2003.

Acquisitions during 2003 and 2002

Kettle Valley

On May 1, 2003, we acquired 100% of the outstanding shares of Integrated Drying Systems Inc. and its wholly-owned subsidiaries, Kettle Valley Dried Fruits Ltd. and Kettle Valley Dried Fruits, Inc. Purchase consideration totaled $2,668,000 and included a contribution of cash, common shares and notes payable. Kettle Valley produces natural and organic fruit bars and fruit leathers with an apple base and markets these products under the Kettle Valley Real Fruit Snack and Frunola brands and realized revenues of approximately $4.0 million in 2002. Kettle Valley operates two production facilities in Summerland, British Columbia, the heart of the British Columbia apple growing district, and is currently constructing a third plant in the State of Washington, the center of the apple growing district of the Western United States. In addition, Kettle Valley produces a number of private label products for customers in the United States, Canada and the United Kingdom. Kettle Valley products are sold through agents and distributors to the health food and mass markets as well as to various school districts which are committed to improving the dietary content of student lunches.

Opta

On December 4, 2002, we completed our cash tender offer for Opta (formerly listed on the Nasdaq - OPTS) for $2.50 per share in accordance with the terms of our tender offer for all of the outstanding shares of Opta. Approximately 92.6% of the outstanding common shares of Opta were tendered. On December 18, 2002, we merged Opta with Stake Acquisition Corp., one of our wholly-owned subsidiaries. As a result of this merger and pursuant to applicable law, the remaining 7.4% of Opta's outstanding common shares were converted into a right to receive $2.50 per share in cash from us. The total purchase price including associated costs was $28.6 million.

Opta is an innovator, manufacturer and marketer of proprietary food ingredients that improve the nutritional content, healthfulness, texture and taste of its customers' food products. Opta's food ingredients are used by more than 350 food companies, including some of the largest consumer packaged food companies and largest quick service restaurant chains in the United States. For the nine-month period ended September 30, 2002, Opta's sales were $21.1 million from its four manufacturing plants. As of September 30, 2002, Opta's net assets were approximately $38.1 million, which included approximately $9.5 million in cash and short-term investments.

Simply Organic

On December 1, 2002, we acquired privately owned Simply Organic, a Toronto based distributor of natural and organic food products. The purchase price included aggregate cash payments of $187,000 and contingent consideration of $160,000 payable upon achieving certain gross margin targets over the next two to four years. Simply Organic was established in November, 2000 and had annualized revenues of approximately $3.5 million in 2002.

Simply Organic distributes a broad range of regionally and internationally grown and produced certified organic food products including our line of organic dairy products, marketed under the trademark Mu, throughout much of Ontario to both the mass market and natural food retail outlets. It has recently expanded to a new 14,000 square foot refrigerated warehouse.

Wild West Organic Harvest

On November 1, 2002, we acquired privately owned 632100 B.C. Ltd., formerly operated as Wild West Organic Harvest Co-Operative Association, a Vancouver, British Columbia based distributor of organic and natural food products. The purchase price included aggregate cash payments of $889,000 and contingent consideration of $144,000 payable upon achieving certain gross margin targets over the next two to four years. Wild West had annualized revenues of approximately $11.0 million in 2002.

Wild West distributes approximately 2,400 products throughout Western Canada to both the mass market and natural food retail outlets. Wild West has a historical annual growth rate of 43% over the last three years and operates from a newly expanded 38,000 square foot refrigerated and frozen warehouse facility.

Organic Kitchen

On July 2, 2002, we acquired organic feed and related inventories, the Organic Kitchen trademark and the businesses of Organic Kitchen Inc. and Cloud Mountain Inc. (together forming Organic Kitchen). Consideration consisted of $297,000 paid in cash on closing. In addition, we will pay 10% of the pre-tax profits earned to December 31, 2005, up to a maximum of $1,268,000. This contingent consideration will be recorded as an increase to goodwill when the amount of the contingency is determinable. No contingent consideration was paid in 2002.

Financings during 2003 and 2002

Bank Financing

We completed two bank refinancings in 2002 with a Canadian chartered bank and its U.S. subsidiary and have completed a further refinancing in February, 2003.

The first refinancing in March, 2002 was used to consolidate a number of separate banking and private lending relationships. This new facility included a CDN $5 million line of credit, a $5 million line of credit, and a $15 million two year term facility payable quarterly based on a seven year amortization period.

In November, 2002, we entered into a tender facility agreement with the above-mentioned Canadian chartered bank and its U.S. subsidiary for $17 million, which was used solely for the purchase of Opta's outstanding common shares pursuant to the cash tender offer.

In February, 2003, we entered into an amended and restated banking agreement with a syndicate consisting of several Canadian chartered banks and one of its U.S. subsidiaries. This amended facility increased the term debt to $21.7 million and the U.S. line of credit to $9 million. The incremental proceeds from this facility, in addition to cash on hand were used to repay the tender facility. The term facility is due in March 2005 with a renewal option by the syndicate and us. Principal payments are made quarterly and amortized over seven years. The interest rate under the term facility varies depending on the underlying debt instrument selected and our debt/EBITDA ratio. We intend to renew the facility when it matures in March 2005.

In May, 2003, we amended our February, 2003 facility to increase our Canadian line of credit by CDN $2.5 million to CDN $7.5 million. The additional line was used to repay Kettle Valley's bank debt and will be used to complete the expansion of Kettle Valley into a third facility.

Convertible Debenture

In December 2002, we issued to Claridge Israel LLC ("Claridge"), our largest shareholder, a $5 million convertible debenture due November 30, 2004. The debenture bears interest at the rate of 5.5% per annum and is convertible into our common shares at a price of $3.00 per share on and after November 30, 2003. The conversion price can be reduced to as low as $2.55 if we issue common shares at a price less than $3.00 per share at any time before it matures. The funds were specifically used for the acquisition of Opta. In conjunction with such debenture, we issued warrants to Claridge to purchase up to 250,000 of our common shares at an exercise price of $3.25 per share, expiring November 30, 2004. The debenture is secured by second mortgages on certain of our properties in Norval, Hamilton and Flamborough, Ontario.

                                  RISK FACTORS

      The securities offered hereby are speculative in nature and involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider, along with other matters referred to in this prospectus, the risk factors set forth below. Prospective investors should carefully consider the following risk factors, together with all of the other information appearing, or incorporated by reference, in this prospectus, in light of his or her particular financial circumstances and/or investment objectives.

We Need Additional Capital to Maintain Current Growth Rates

Our two facilities in Alexandria, Minnesota operate at, or near, capacity on many of their processing lines. Continued growth in these operations is reliant upon our ability to increase capacity through internal capital projects, new facilities or acquisition. Our ability to raise capital, through equity and/or debt financing, is directly related to our ability to continue to grow and improve returns from operations. Additional capital through equity financing may also result in additional dilution to our current shareholders and a decrease in our share price if we are unable to realize returns equal to or above our current rate of return. We will not be able to maintain our growth rate and our strategy as a consolidator within the natural and organic food industries without further capital.

Our Business May Be Materially and Adversely Affected by Our Increased Levels of Debt

      In order to finance our business and acquisitions, we have issued convertible securities and have entered into bank facilities allowing for draw-downs of, or filed the registration statement of which this prospectus forms a part for offerings of, significant levels of debt compared to historical levels, and we may need to secure additional sources of funding, which may include debt or convertible debt financing, in the future. A high level of debt, arduous or restrictive terms and conditions relating to accessing certain sources of funding, failure to meet certain covenants under our credit agreement, poor business performance or lower than expected cash inflows could have adverse consequences on our ability to fund our business and future acquisitions. In particular, the credit agreement we entered into in connection with the bank facilities requires the maintenance of certain financial ratios, including debt-to-tangible net worth ratio, debt-to-consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, fixed charge coverage and working capital ratio. In addition, such credit agreement contains covenants restricting additional debt, the payment of dividends, corporate events, liens, sale and leasebacks, and investments, among others.

Exercise of Warrants and Stock Options and Issuance of Additional Securities Could Dilute the Value of Our Common Shares

As of March 31, 2003, there are approximately 6,474,654 warrants and stock options outstanding to purchase our common shares, with exercise prices ranging from $1.06 to $3.72 per common share. The exercise of our warrants and stock options could result in dilution in the value of our common shares and the voting power represented thereby. Furthermore, to the extent the holders of our warrants and stock options exercise such securities and then sell our common shares they receive upon exercise, our share price may decrease due to the additional amount of common shares available in the market. The subsequent sales of these shares could encourage short sales by our shareholders and others which could place further downward pressure on our share price. Moreover, the holders of our warrants and stock options may hedge their positions in our common shares by short selling our common shares, which could further adversely affect our stock price.

In addition, to attract and retain key personnel or to raise capital, we may issue additional securities, including stock options. No prediction can be made as to the effect, if any, that future issuance of stock options or sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, may adversely affect the market price of our common shares and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate.

Consumer Preferences for Natural and Organic Food Products are Difficult to Predict and May Change

80% of our fiscal 2002 consolidated revenue was derived from the Food Group. Our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or products that utilize our integrated ingredients, or our failure to maintain our current market position could reduce our sales, which could harm our business. Consumer trends change based on a number of possible factors, including nutritional values, such as a change in preference from fat free to reduced fat to no reduction in fat; and a shift in preference from organic to non-organic and from natural products to non-natural products. These changes could lead to, among other things, reduced demand and price decreases, which could have a material adverse effect on our business.

We Operate in a Highly Competitive Industry

We carry on businesses in highly competitive product and geographic markets in the U.S. and Canada. The Food Group's specialty grains and inputs and food ingredients compete with large companies in the U.S. commercial grain procurement market, major chemical companies with food ingredient divisions, other food ingredient companies, stabilizer companies and consumer food companies that also engage in the development and sale of food ingredients. The Food Group's consumer products operation competes against conventional food distributors, providers of organic meat and organic dairy products and significantly larger food companies that provide specialty or high end products. Many of these competitors have financial resources and staff larger than ours and may be able to benefit from economies of scale, pricing advantages and greater resources to launch new products that compete with our offerings. We have little control over and cannot otherwise affect these competitive factors. If we are unable to effectively respond to these competitive factors or if the competition in any of our product markets results in price reductions or decreased demand for our products, our business, results of operations and financial condition will be materially impacted.

We Rely on Our Manufacturing Facilities

We own, manage and operate a number of manufacturing, processing and packaging facilities located throughout the United States and Canada. The Food Group operates from thirteen processing facilities (ten owned, three leased) in five U.S. states and two Canadian provinces. The Environmental Industrial Group operates from seven locations (four owned, three leased) located throughout the United States and Canada. The Steam Explosion Technology Group operates its facilities at our corporate location in Norval, Ontario.

An interruption in or the loss of operations at one or more of these facilities, or the failure to maintain our labor force at one or more of these facilities, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until we could secure an alternate source of supply.

The Loss of Key Management or Our Inability to Attract and Retain Management Talent Could Adversely Affect our Business

Our future prospects depend to a significant extent upon the continued service of our key executives. In particular, we are highly dependent upon the services of Jeremy N. Kendall, our chairman of the board and chief executive officer. We believe Mr. Kendall's management expertise, knowledge and vision are critical factors in our continuing growth. Furthermore, our continued growth depends on our ability to identify, recruit and retain key management personnel. The competition for such employees is intense. We are also dependent on our ability to continue to attract, retain and motivate our sourcing, production, distribution, sales, marketing and other personnel.

We Rely on Our Ability to Manage Our Supply Chain Efficiently

Our supply chain is complex. We rely on third parties for our raw materials and for the manufacturing, processing and distribution of many of our products. The inability of any of these third parties to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to rise and our margins to fall. Many of our products are perishable and require timely processing and transportation to our customers. Many of our products can only be stored for a limited amount of time before they spoil and cannot be sold. We must continuously monitor our inventory and product mix against forecasted demand, or risk having inadequate supplies to meet consumer demand as well as having too much inventory that may reach its expiration date. If we are unable to manage our supply chain efficiently and ensure that our products are available to meet consumer demand, our operating costs could increase and our margins could fall.

Volatility in the Prices of Raw Materials Could Increase Our Cost of Sales and Reduce Our Gross Margin

Raw materials used in the Food Group and the Environmental Industrial Group represent a significant portion of our cost of sales. Our cost to purchase these materials, such as organic grains and abrasive industrial minerals, from our suppliers can fluctuate depending on many factors, including weather patterns, economic and political conditions and pricing volatility. In addition, we must compete with our competitors for limited supplies of these raw materials. If the cost of these materials increases due to any of the above factors, we may not be able to pass along the increased costs to our customers.

The Food Group enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on grain transactions to the extent considered practicable for minimizing risk from market price fluctuations.

Futures contracts used for hedging purposes are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to our assessment of our exposure from expected price fluctuations. Exchange purchase and sales contracts may expose us to risk in the event that a counter-party to a transaction is unable to fulfill our contractual obligations. We are unable to hedge 100% of the price risk of each transaction due to timing, availability of hedge contracts and third party credit risk. In addition, we have a risk of loss from hedge activity if a grower does not deliver the grain as scheduled.

Technological Innovation by Competitors Could Make Our Products Less Competitive

Competitors include major chemical companies, other food ingredient companies and consumer food companies that also engage in the development and sale of food ingredients. Many of these companies are engaged in the development of texturizers and other food ingredients and have introduced a number of texturizers into the market. Existing products or products under development by our competitors could prove to be more effective or less costly than any products which have been or are being developed by us.

We Rely on Protection of Our Intellectual Property and Proprietary Rights

We and particularly our Food Group and Steam Explosion Technology Group depend, in part, on our ability to protect intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. The failure of any patents or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could result in lower sales or gross margins.

The Food Group has developed a number of new ingredients and alternatives to accommodate new product adaptation of these and other ingredients into various food items. The nature of a number of the Food Group's products and processes requires us to create and maintain a number of patents and trade secrets. The Food Group's policy is to protect its technology by, among other things, filing patent applications for technology relating to the development of its business in the U.S. and in selected foreign jurisdictions.

Our trademarks and brand names are registered in the United States, Canada and other jurisdictions and we intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We rely on trade secrets, proprietary know-how and confidentiality agreements to protect certain of the technologies and processes used by the Food Group.

In addition, the Steam Explosion Technology Group holds a number of patents on its steam explosion process and is marketing a clean pulping system with a special focus on China. We recognize that there exists a threat of others attempting to copy our proprietary steam explosion technology. To mitigate this risk, the normal business practice of the Steam Explosion Technology Group includes the signing of confidentiality agreements with all parties to which confidential information is supplied including all customers and licensees. We also hold several patents on our equipment and process technology.

We are Subject to Substantial Environmental Regulation and Policies

We are, and expect to continue to be, subject to substantial federal, state, provincial and local environmental regulation. Specific to the Environmental Industrial Group are regulations governing the recycling of solid waste material regulated by the Ontario Ministry of Environment and Energy and the Commonwealth of Virginia, Department of Environment Quality. Some of the key regulations include:

      o Air Quality - regulated by Environmental Protection Agency (EPA) and certain city/state air pollution control groups. Emission reports are filed annually;

      o Waste Treatment/Disposal - solid waste is either disposed of by a third-party or in some cases we have a permit to haul and apply the sludge to land. Agreements exist with local city sewer districts to treat waste at specified levels of biochemical oxygen demand (BOD) and total suspended solids (TSS);

      o Sewer - agreements with the local city sewer districts to treat waste as specified limits of BOD and TSS, which requires weekly/monthly reporting as well as annual inspection; and

      o Hazardous Chemicals - various reports are filed with local city/state emergency response agencies to identify potential hazardous toxic chemicals being used, including reports filed with the Department of Public Safety Emergency Response Commission in Minnesota and the Kentucky Emergency Response Commission.

Permits are required from various state, provincial and local authorities, including the Minnesota Pollution Control Agency, the Commonwealth of Virginia, Department of Environmental Quality and the Ontario Ministry of Environment related to air quality, storm water discharge, solid waste, land spreading and hazardous waste.

In the event that our safety procedures for handling and disposing of potentially hazardous materials in certain of our businesses were all to fail, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

Our soymilk processing facility and aseptic packaging facility, both located in Alexandria, Minnesota, are currently not in complete compliance with the industrial permit limits for the discharge of industrial wastewater. To regain compliance, we will apply for increased discharge limits. We will also re-engineer certain processes, including the installation of pretreatment equipment at the two facilities within the next 18 months. The estimated capital cost is $1.2 million, however operational cost savings will be derived from this capital expenditure. If we fail to regain compliance through the foregoing actions, we could be required to reduce our discharge of such industrial wastewater to approved levels, which may force us to reduce production and/or transfer part of our production capabilities to other facilities.

The foregoing environmental regulations, as well as others common to the industries in which we participate, can present delays and costs that can adversely affect business development and growth. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition. In addition, any changes to current regulations may impact the development, manufacturing and marketing of our products, and may have a negative impact on our future results.

The Food Group Is Subject to Significant Food Regulations

The Food Group is affected by state and federal fertilizer, pesticide, food processing, grain buying and warehousing, and wholesale food regulations. Government-sponsored price supports and acreage set aside programs are two examples of policies that may affect the Food Group. The Food Group is currently in compliance with all state and federal regulations. Because the Food Group is involved in the manufacture, supply, processing and marketing of organic seed and food products, it is voluntarily subject to certain organic quality assurance standards.

Certain food ingredient products are regulated under the 1958 Food Additive Amendments to the Federal Food, Drug and Cosmetic Act of 1938 (FDCA), as administered by the United States Food and Drug Administration (FDA). Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally regarded as safe (GRAS) under the conditions of its intended use by qualified experts in food safety. We believe that most products for which the Food Group has retained commercial rights are GRAS. However, such status cannot be determined until actual formulations and uses are finalized. As a result, the Food Group may be adversely impacted if the FDA determines that our food ingredient products do not meet the criteria for GRAS.

In December 2000, the USDA adopted regulations with respect to a national organic labeling and certification program which became fully effective in October 2002. These regulations, among other things, set forth the minimum standards producers must meet in order to have their products labeled as "certified organic." We currently manufacture and distribute a number of organic products that are covered by these new regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. In addition, in January 2001, the FDA proposed new policy guidelines regarding the labeling of genetically engineered foods. These guidelines, if adopted, could require us to modify the labeling of our products, which could affect the sales of our products and thus harm our business. We could lose our "organic" certification if a facility becomes contaminated with non-organic materials or if we do not use raw materials that are certified organic. The loss of our "organic" certifications could materially harm our business, results of operations and financial condition.

Product Liability Suits, if Brought, Could Have a Material Adverse Effect on Our Business

As a manufacturer and marketer of natural and organic food products and environmental mineral products, we are subject to the risk of claims for product liability. If a product liability claim exceeding our insurance coverage were to be successfully asserted against us, it could harm our business.

Our Steam Explosion Technology Is Not Yet Widely Accepted

The Steam Explosion Technology Group has yet to gain wide acceptance within the industry and, consequently, earnings can fluctuate from quarter to quarter. Its patented steam technology, while proven, has yet to develop a firm customer base. The success of this division will depend upon its ability to promote commercial acceptance of our steam explosion technology.

We Are Subject to Financial Exposure Related to Bonding and Guarantees

For the Steam Explosion Technology Group to enter markets such as China, we expect to have to provide substantial performance guarantees in the form of process guarantees and equipment guarantees. These guarantees will need to be backed by bank guarantees and/or surety bonds. We endeavor to reduce the associated risks, however there will always remain a possibility that our guarantees or bonds could be called, rightfully or wrongfully and/or that the equipment supplied fails to meet the guarantees and warranties provided resulting in potential financial losses.

We Are Subject to Dividend Restrictions and Potential Withholding Taxes on Dividends

We have not paid dividends on our common shares since our inception and have used available cash resources to fund growth. Moreover, we are precluded under the terms of various agreements with our creditors from paying dividends until the related indebtedness has been satisfied. We will consider paying dividends on our common shares in the future when circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements, as well as relevant legal and business considerations. Accordingly, investors may not receive a return on investment in our common shares through the payment of dividends in the foreseeable future and may not realize a return on investment even if they sell their shares. Any future payment of dividends to holders of our common shares will depend on decisions that will be made by the Board of Directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects. Also, if we pay dividends, the receipt of cash dividends by United States shareholders from a Canadian corporation may be subject to a 5% to 15% Canadian withholding tax.

Loss of Our Key Customer Could Materially Reduce Sales and Earnings

We have one customer, The Hain Celestial Group, whose purchases from us in fiscal 2002 amounted to more than 10% of our revenue. As a result of this concentration of our customer base, the loss or cancellation of business from The Hain Celestial Group could materially and adversely affect our business, financial condition or results of operations.

Our Operating Results and Share Price are Subject to Significant Volatility

Our net sales and operating results may vary significantly from period to period due to:

      o     changes in our operating expenses;

      o     management's ability to execute our business and growth strategies;

      o     personnel changes;

      o     demand for natural products;

      o     supply shortages;

      o     general economic conditions;

      o changes in customer preferences and demands for natural and organic food products;

      o volatility in commodity prices resulting from poor growing conditions, natural disasters or otherwise; and

      o future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

In addition, our share price is more volatile than other larger public companies. Announcements regarding:

      o     fluctuations in financial performance from period to period;

      o     mergers and acquisitions;

      o     strategic partnerships or arrangements;

      o     litigation and governmental inquiries;

      o     changes in governmental regulation and policy;

      o     patents or proprietary rights;

      o     changes in consumer preferences and demand;

      o     new financings; and

      o     general market conditions

may have a significant impact on our share price. Higher volatility increases the chance of larger than normal price swings which reduces predictability in the share value of our stock and could impair investment decisions. In addition, price and volume trading volatility in the U.S. stock markets can have a substantial effect on our share price, frequently for reasons other than our operating performance. These broad market fluctuations could adversely affect the market price of our common shares.

Fluctuations in Exchange Rates Could Adversely Affect Our Results of Operations and Financial Condition

We are exposed to foreign exchange rate fluctuations as the financial results of our Canadian Corporate office and our Canadian subsidiaries are translated into U.S. dollars on consolidation. A 10% movement in the levels of foreign currency exchange rates in favor of (against) the Canadian dollar with all other variables held constant would result in a decrease (increase) in the fair value of our net assets by $2,263,000. The Environmental Industrial Group has Canadian based receivables and payables that on a net basis provide limited exchange exposure. The Canadian Organic Food Group has exposure of U.S. dollars as its U.S. payables are greater than U.S. receivables. U.S. based Food operations have no exposure to other currencies since almost all sales and purchases are made in U.S. dollars. We intend to hold excess funds in the currency in which the funds are likely to be used, which will from time to time potentially expose us to exchange rate fluctuations when converted into U.S. dollars. Should the foreign exchange rates change to levels different than we anticipate, our business, financial condition and results of operations may be materially adversely affected.

Fluctuations in Interest Rates Could Adversely Affect Our Financial Condition and Liquidity

We have outstanding debts in both fixed rate and floating rate interest instruments and are therefore subject to different types of interest rate risk. Fixed rate debts may have their fair market value adversely affected by a decline in interest rates. In general, longer date debts are subject to greater interest rate risk than shorter dated securities. Floating rate term debt gives less predictability to cash flows as interest rates change. As of March 31, 2003, the weighted average interest rate of the fixed rate term debt was 9.1% and $5,476,000 of our outstanding term debt is at fixed interest rates. Variable rate term debt of $21,275,000 at an interest rate of 3.78% is partially hedged by variable rate cash equivalent investments. We look at varying factors to determine the percentage of debt to hold at fixed rates, including the interest rate spread between variable and fixed (swap rates), our view on interest rate trends, the percentage of offset to variable rate debt through holding variable rate investments and our ability to manage with interest rate volatility and uncertainty. Given the short duration of our fixed rate debt, changes in interest rates would have a negligible effect on fixed rate debt valuations. However, should the interest rates change to levels different than we anticipate, our financial condition and liquidity may be materially adversely affected.

Certain Officers and Directors and Our Principal Shareholder May be Able to Control Our Actions

Certain of our officers and directors beneficially own 10.8% of our common shares as of June 30, 2003. In addition, Claridge owns 19.6% of our outstanding common shares, holds all of the debenture issued in December 2002 and holds warrants to acquire an aggregate of 2,500,000 common shares. Stephen Bronfman, one of our directors and holder of less than 1% of our outstanding common shares as of June 30, 2003, also acts as Chairman of Claridge Inc., an affiliate of Claridge and has voting and investment decision over 24% of our outstanding common shares as of June 30, 2003, assuming the exercise of all warrants to acquire common shares held by Claridge. By virtue of their significant shareholdings, certain of our officers and directors and our principal shareholder may therefore be in a position to significantly influence the election of our directors and other stockholder actions.

We May Not Be Able to Effectively Manage Our Growth and Integrate Acquired Companies

Our growth strategy inherently assumes that we will be able to identify suitable acquisition candidates on terms acceptable to us and that these acquisitions, if pursued and completed, will be integrated successfully. Our ability to effectively integrate current and future acquisitions, including our ability to realize potentially available marketing opportunities and cost savings in a timely and efficient manner will have a direct impact on our future results. We may encounter problems in connection with the integration of any new businesses, such as:

      o integration of distribution channels of an acquired brand or business' with our own;

      o     integration of an acquired company's products into our product mix;

      o amount of cost savings that may be realized as the result of our integration of an acquired brand or business;

      o     unanticipated quality and production issues with acquired products;

      o adverse effects on business relationships with our suppliers and customers;

      o     diversion of management attention;

      o     difficulty with personnel and loss of key employees;

      o     compatibility of financial control and information systems; and

      o     exchange rate risk with respect to our acquisitions in Canada.

We Are a Canada Corporation and it May Be Difficult to Enforce Civil Liability Provisions of the United States Federal Securities Laws

We are a Canada corporation and a majority of our officers and directors, as well as certain of the experts named herein are residents of Canada and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or such persons, or to enforce in United States Courts judgments against them obtained in such courts predicated upon the civil liability provisions of the United States Federal security laws. ( See "ENFORCABILITY OF CIVIL LIABILITIES", page
18).

                                 USE OF PROCEEDS

      The applicable prospectus supplement will set forth the proposed use of the proceeds.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

                                            Three
                                            months
                                            ended
                                            March 31,
                                            2003         2002     2001     2000    1999     1998
                                            ----------------------------------------------------
Ratio of Earnings to Fixed Charges
(Canadian GAAP) (1)                         3.60         3.51     1.09     2.28    4.61     5.45

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(1) The ratio of earnings to fixed charges is determined by dividing fixed charges into income before fixed charges and income taxes, and eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. The ratios shown above are based on Stake's audited consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in Canada.

                        DESCRIPTION OF EQUITY SECURITIES

      We have an authorized share capital consisting of an unlimited number of common shares and an unlimited number of special shares, issuable in series. As of June 30, 2003, there were 43,206,278 common shares issued and outstanding as fully paid and non-assessable shares and no special shares issued and outstanding.

Common Shares

Holders of our common shares are entitled to receive notice of any of our meetings of shareholders, to attend such meetings and to cast one vote per common share at all such meetings. Holders of our common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of our common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of our common shares are entitled to receive ratably such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available for such dividends and upon our liquidation, dissolution or winding up are entitled to receive ratably our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or ratably with the holders of our common shares with respect to dividends or liquidation. See "Dividend Policy". Our common shares do not by their terms carry any pre-emptive, subscription, redemption or conversion rights. Our outstanding common shares are, and the common shares offered by this prospectus, when issued and paid for, will be, fully paid and non-assessable.

In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), the amendment of certain rights of holders of a class of shares, including our common shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to our by-laws, a quorum for a meeting of the holders of our common shares is two persons, present in person or by proxy. Therefore, it is possible for the rights of the holders of our common shares to be modified otherwise than by the affirmative vote of the holders of a majority of the then issued and outstanding common shares. In circumstances where the rights of our common shares may be amended, however, holders of our common shares have the right under the CBCA to dissent from such amendment and require us to pay them the then fair value of their common shares.

Special Shares

Our special shares may, from time to time, be issued in one or more series. Our Board of Directors is authorized to create and attach special rights and restrictions to a series of shares. Except with respect to matters as to which the holders of our special shares are entitled to vote as a class, the holders of our special shares will not be entitled to vote at our meetings of shareholders. In the event that we are liquidated, dissolved or wound up, or in the event of any distribution of our assets for the purpose of the winding-up of our affairs, holders of our special shares are entitled, unless otherwise provided in the special rights and restrictions attached to the shares, after the payment of unpaid dividends, to be paid the amount of capital paid up per share from our assets before the holders of our common shares receive any assets. No series of special shares have been designated or issued.

                         DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms that will apply to any of the debt securities that we may offer pursuant to this prospectus. The specific terms of the offered debt securities, and the extent to which the general terms described in this section apply to debt securities, will be described in the related prospectus supplement at the time of the offer.

General

      As used in this prospectus, any reference to "debt securities" refers to the senior and subordinated debentures, notes, bonds, and other evidences of indebtedness that we may issue and the relevant trustee authenticates and delivers under the indenture. We may issue debt securities under an indenture between us and a qualified trustee. This indenture is referred to in this prospectus as the "indenture." The trustee under the indenture is referred to in this prospectus as the "trustee."

      Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under the indenture in certain circumstances. It is anticipated that applications will be made to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the indenture. If such relief is not obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

The Indenture

      The material provisions of the indenture are summarized in the following pages. The summary is not complete and is qualified in all respects by reference to the Trust Indenture Act and the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture for provisions that may be important to you. If a different indenture for a series of debt securities is used, those details will be provided in a prospectus supplement and the forms of any other indentures will be filed with the SEC at the time they are used.

      Unless we state otherwise in the related prospectus supplement, the indenture does not limit the amount of debt securities that we may issue under such indenture. The related prospectus supplement for the debt securities being offered will include specific terms of the debt securities. These terms will include some or all of the following:

o the title of the debt securities and whether such debt securities are senior or subordinated;

o the total principal amount and permitted denomination of the debt securities;

o the percentage of the principal amount of the debt securities at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

o the currency or currencies in which the principal of and interest on the debt securities will be payable;

o     the dates on which the principal of the debt securities will mature;

o the interest rate for the debt securities or the method that will be used to determine the interest rate;

o the dates on which interest on the debt securities will be payable and the manner in which interest will be paid;

o     any mandatory or optional repayment or redemption provisions;

o     any sinking fund provisions;

o any index used to determine the amount of payments of principal and/or interest;

o     any additional payment provisions;

o     any provision relating to the issuance of discounted debt securities; and

o in the case of debt securities that are convertible into common shares, the conversion price, the period during which the debt securities may be converted and any other terms of conversion which may differ from the indenture or supplemental indenture.

      Some of the debt securities may be sold at a substantial discount below their stated principal amount and may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. and Canadian federal income tax consequences and other special considerations applicable to any discounted debt securities in the prospectus supplement relating to the discounted debt securities.

      We may issue some or all of the debt securities in temporary or permanent global form. Until definitive debt securities are ready for delivery, we may use temporary debt securities, which shall be substantially in the form of definitive securities but may have variations we consider appropriate for temporary securities. Without unreasonable delay, we shall deliver definitive securities in exchange for temporary securities. We may issue a global security only to a depository, which may transfer a global security only to its nominee or to a successor depository. A global security will represent the amount of debt securities specified in the global security and may have variations that the depository requires or that we consider appropriate for such a security.

Ranking of Debt Securities

      We may issue unsecured senior or subordinated debt securities from time to time. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus by owning a debt security, you are one of our unsecured creditors.

      The senior debt securities will constitute part of our senior debt and will rank equally with all of our other unsecured and unsubordinated debt.

      The subordinated debt securities will constitute part of our subordinated debt and will be subordinate in right of payment to all of our senior indebtedness, as that term is defined in the indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter.

Certain Covenants Required by the Indenture

      The indenture for the debt securities requires us to comply with certain customary covenants. They include the payment of principal of and interest on the debt securities, delivery of annual compliance reports and certain SEC reports to the trustee, and notification to the trustee of any legal proceeding, event of default (as defined below), any cure or waiver of an event of default, and if and when the debt securities are listed on any stock exchange.

      In addition, the indenture prohibits us from consolidating or merging with or into any other corporation and from selling, transferring or leasing all of our property or substantially all of our property to any corporation, unless:

      (1) either we shall be the resulting or surviving entity or such corporation is organized and existing under the laws of the United States;

      (2) if we are not the resulting or surviving entity, such corporation assumes by supplemental indenture all of our obligations under the debt securities and the indenture; and

      (3) no default exists immediately before and immediately after the transaction.

Events of Default

      "Event of default," when used in the indenture with respect to any of the debt securities, means any of the following:

      (1) a default in the payment of interest on any of the debt securities when it becomes due and payable and such default continues for a period of 30 days;

      (2) a default in the payment of the principal of any of the debt securities when it becomes due and payable at maturity, upon redemption or otherwise;

      (3) failure to comply with any of our other agreements in the debt securities or the indenture and such failure continues for the period and after the notice specified below;

      (4) pursuant to or within the meaning of any bankruptcy law (as defined below), the commencement of a voluntary case, consent to the entry of an order for relief against us in an involuntary case, consent to the appointment of a custodian (as defined below) of us or for all or substantially all of our property, or the making of a general assignment for the benefit of our creditors; or

      (5) the entering of an order or decree by a court of competent jurisdiction under any bankruptcy law that (i) is for relief against us in an involuntary case, (ii) appoints a custodian of us or for all or substantially all of our property, or (iii) orders the liquidation of us, and the order or decree remains unstayed and in effect for 60 days.

      Any of the foregoing will constitute an event of default whether it is voluntary or involuntary, or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. The term "bankruptcy law" means title 11, U.S. Code or any similar U.S. federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or similar official under any bankruptcy law.

      A default under clause (3) above is not an event of default until the trustee or the holders of at least 25% in principal amount of the debt securities notify us and the trustee of the default and we do not cure the default, or it is not waived, within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied to the extent consistent with law, and state that the notice is a "notice of default."

      If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the debt securities by notice to us and the trustee, may declare the principal of and accrued interest on all the debt securities to be due and payable. In addition, the trustee may pursue any available remedy to collect the payment of principal or interest on the debt securities or to enforce the performance of any provision of the debt securities or the indenture. The trustee may maintain a proceeding even if it does not possess any of the debt securities or does not produce any of them in the proceeding. A delay or omission by the trustee or the holder of any debt securities in exercising any right or remedy accruing upon an event of default shall not impair the right or remedy or constitute a waiver of or acquiescence in the event of default. All remedies are cumulative to the extent permitted by law.

Discharge of Obligations

      Under the indenture, we will be discharged from our non-administrative obligations under any of the debt securities if:

      (1) either (A) all of the outstanding debt securities have been delivered to the trustee for cancellation, or (B) all such debt securities not theretofore delivered to the trustee for cancellation
            (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, and, in the case of (i), (ii), and (iii) above, we have deposited or caused to be deposited with the trustee as trust funds an amount sufficient to pay and discharge all of the outstanding debt securities;

      (2) we have paid or caused to be paid all other sums payable under the indenture by us; and

      (3) we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent in the indenture provided for relating to the satisfaction and discharge of the indenture have been complied with.

Amendments of the Indenture

      Under the indenture, we and the trustee may modify our rights and obligations, and the rights of the holders of debt securities with the consent of the holders of at least a majority of the principal amount of the outstanding debt securities issued under the indenture affected by the modification. However, we must get the consent of the holder of each debt security affected to make any of the following changes to the debt securities:

      (1) reduce the amount of the debt securities whose holders must consent to an amendment;

      (2) reduce the interest on or change the time for payment of interest on any of the debt securities;

      (3) reduce the principal of or change the fixed maturity of any of the debt securities;

      (4) reduce the premium payable upon the redemption of any of the debt securities or change the time at which any of the debt securities may or shall be redeemed;

      (5)   change the currency in which payments are made;

      (6) change any of the provisions governing (i) acceleration, (ii) holders' right to receive payment, and (iii) amendments to the indenture requiring the consent of the holder of each debt security affected;

      (7) make any change that adversely affects the right to convert any of the debt securities; or

      (8) make any change that adversely affects the preference or priority of the debt securities.

                             DESCRIPTION OF WARRANTS

      This section describes the general terms that will apply to any warrants for the purchase of our common shares that may be offered by us, referred to in this prospectus as "warrants" pursuant to this prospectus.

Warrants may be offered separately or together with any of the securities offered by this prospectus. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable prospectus supplement will include details of the warrant agreements covering the warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement. These terms will include some or all of the following:

      o     the designation and aggregate number of warrants;

      o     the price at which the warrants will be offered;

      o     the currency or currencies in which the warrants will be offered;

      o the designation and terms of the common shares purchasable upon exercise of the warrants;

      o the date on which the right to exercise the warrants will commence and the date on which the right will expire;

      o the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each warrant;

      o the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

      o the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

      o whether the warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

      o material United States and Canadian tax consequences of owning the warrants; and

      o     any other material terms or conditions of the warrants.

                              PLAN OF DISTRIBUTION

      The applicable prospectus supplement will describe the plan of distribution.

                                TAX CONSEQUENCES

      Where appropriate, the applicable prospectus supplement will describe the Canadian tax considerations and U.S. federal income tax considerations relevant to the securities being offered by this prospectus.

                                  LEGAL MATTERS

      Basman Smith LLP, Toronto, Ontario, our Canadian counsel have passed upon the validity of the issuance of the securities offered by this prospectus.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Public Accountants, given on the authority of said firm as experts in auditing and accounting.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Canada Business Corporations Act (the "CBCA"), our by-laws and insurance policies maintained by us provide for the indemnification of our directors and officers in respect of certain liabilities incurred in the course of their duties.

      Under the CBCA, we may indemnify a present or former director or officer, or former director or officer or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with us or another entity. However, we will only indemnify an individual if the following conditions of indemnification are met: (a) the individual acted honestly and in good faith with a view to our best interests, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in similar capacity at our request; and (b), in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, if she or he had reasonable grounds for believing her or his conduct was lawful. In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, an individual is entitled to indemnity from us if the foregoing conditions of indemnification are met and the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such individual ought to have done. Further, with the approval of a court, we may indemnify an individual in respect of an action by us or on our behalf or other entity to procure a judgment in his or her favor, to which the individual is made a party because of his or her association with us or such other entity so long as the foregoing conditions of indemnification are met.

      Our by-laws also provide for the mandatory indemnification of our directors and officers in respect of any action, suit or proceeding that is proposed or commenced in respect of anything done by the director or officer arising from the duties of that office and in such other circumstances that the CBCA permits or requires to the fullest extent provided by the CBCA.

      We have purchased and intend to maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, so long as the director or officer acted honestly and in good faith with a view to our best interests.

      Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, those provisions are, in the opinion of the SEC, against public policy as expressed in the U.S. Securities Act and are therefore unenforceable.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      We are a Canada corporation with our registered office in Canada and representative offices in the United States and Canada. A majority of our officers and directors, as well as certain of the experts named in this prospectus, are residents of Canada and a substantial portion of our assets and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or such directors, officers or experts or to enforce in United States courts judgments against them obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Canadian counsel, Basman

Smith LLP of Toronto, Ontario, that there is doubt as to whether Canadian courts would: (a) enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the state securities or "blue sky" laws of any state within the United States; or (b) enforce, in original actions, liabilities against us or such persons predicated solely upon the United States federal securities laws or any such state securities or blue sky laws.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational reporting requirements of the Exchange Act, and therefore we file reports, proxy statements and other information with the SEC and since our listing on the Toronto Stock Exchange on November 6, 2001 these types of documents are also filed with the Ontario Securities Commission and the Toronto Stock Exchange. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page at www.sec.gov that contains certain reports and other information filed by us. You may also read and copy any of the reports and any other information that we file with the Ontario Securities Commission and the Toronto Stock Exchange at the Canadian System for Electronic Document Analysis and Retrieval's home page at www.sedar.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below.

(1) Amendment No. 4 to our Annual Report on Form 10-K for the year ended December 31, 2002, filed July 14, 2003, SEC file no. 0-9989.

(2) Amendment No. 2 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed July 14, 2003, SEC file no. 0-9989.

(3) Our Information Circular and Proxy Statement filed May 21, 2003 relating to our 2003 Annual and Special Meeting of Shareholders held on June 18, 2003.

(4)   Our amendment to Form 8-K filed February 14, 2003, SEC file no. 0-9989.

(5)   Our Form 8-K filed February 5, 2003, SEC file no. 0-9989.

      We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the entire time all of the shares of our common stock offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                              Stake Technology Ltd.
                 2838 Highway 7, Norval, Ontario, Canada L0P 1K0
             Attention: Steven R. Bromley, Executive Vice President
                          and Chief Financial Officer
                     Tel: (905) 455-1990 Fax (905) 455-2529
                          Email: sbromley@staketech.com

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                              STAKE TECHNOLOGY LTD.

                             7,000,000 Common Shares

                              PROSPECTUS SUPPLEMENT

                                 August 12, 2003

      You should rely on the information contained in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and accompanying prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and accompanying prospectus is accurate only as of the date of this prospectus supplement and accompanying prospectus, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or of any sale of our common shares.

      No action is being taken in any jurisdiction outside the United States, other than certain provinces in Canada identified in this prospectus supplement, to permit a public offering of the common shares or the possession or distribution of this prospectus supplement and accompanying prospectus in any jurisdiction outside of the United States. Persons who come into possession of this prospectus supplement and accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and accompanying prospectus applicable to that jurisdiction.